July 20, 2011
Via EDGAR and Federal Express
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emdeon Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
File No. 001-34435
Dear Mr. Mew:
     We have set forth below the response of Emdeon Inc., a Delaware corporation (the “Company”), to the comments contained in your letter dated July 8, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the 2010 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Consolidated Statements of Equity, page F-6
1.	We note the line item “capital contribution to EBS Master” affecting both the “additional paid-in capital” and “non-controlling interest” accounts during 2010. We cannot locate similar line item within financing activities of the cash flow statements. Please explain to us the nature of this transaction and provide transparent disclosures.
Response to Question 1:
     Emdeon Inc. contributed cash to its majority-owned subsidiary, EBS Master LLC, to partially fund the acquisition of Chamberlin Edmonds, Inc. on October 1, 2011. As this contribution occurred between members of the consolidated group, there was no impact of this contribution on the consolidated statement of cash flows.
     In future filings, the Company will change the caption, “capital contribution to EBS Master” to “contribution to majority-owned subsidiary”.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9

Andrew D. Mew
Securities and Exchange Commission
July 20, 2011

Goodwill and Intangible Assets, page F-11
2.	We note no goodwill impairment has been recognized in connection with your annual goodwill impairment analysis. Please disclose when you perform the annual goodwill test for impairment. Refer to FASB ASC 350-20-35-28.
Response to Question 2:
     The Company will revise its disclosure in future filings to indicate that it performs its annual impairment test as of October 1 of each year.
3.	You disclose the estimated useful lives for customer relationships have a range from 9 to 20 years. We note that the intangible has a significant balance of approximately $872 million as of December 31, 2010. Please explain to us the nature of customer relationships and why the estimated useful lives of 20 years were considered reasonable for certain customer relationships in your situation. Tell us whether you consider the renewable contractual provisions in certain contracts in determining the appropriate estimated useful lives. Refer to FASB ASC 350-30-35-2 to 3.
Response to Question 3:
     The Company markets a variety of services to its customers under contract terms that vary based on the nature of the service provided. Because of the unique characteristics of the customer relationships that exist for the different services, the Company assigns useful lives for the customer relationship intangible assets based on the specific facts and circumstances applicable to each acquisition. More specifically, the Company estimates the life of the customer relationships for a given acquisition based on the average contract attrition rate (including renewals) and the period necessary to reach 85%-90% of the present value of the asset.
     For recent acquisitions, the businesses have generally represented additional service lines for which the Company has had little, if any, historical experience. Accordingly, pursuant to FASB ASC 350-30-35-3, in the absence of such experience, the Company has utilized the same market participant assumptions for the specific acquisitions that were utilized to estimate the fair value of the customer relationship intangible assets. The Company believes the assigned lives reasonably represent the period over which the Company is expected to benefit from the customer relationships.
4.	We note you acquired customer contracts in connection with your 2010 acquisitions in Note 4 and that the intangibles have weighted average useful lives range from 9 to 16 years. In that regard, explain to us and clarify in your disclosures the difference between customer contracts and customer relationships as we cannot locate customer contracts in the intangible account break out as of December 31, 2010 in Note 7. If they are the same, reconcile for us your disclosure of useful lives range from 9 to 16 years in Note 4 as compared to a different range from 9 to 20 years in Note 2.
Response to Question 4:
     The “customer contracts” referred to in Note 4 are better described as “customer relationships” and the Company will revise its disclosures in future filings to refer only to customer relationships.

Andrew D. Mew
Securities and Exchange Commission
July 20, 2011

     With regard to the difference in the range of lives disclosed in Notes 2 and 4, the Company assigns lives for customer relationships that are unique to each acquisition based on the specific facts and circumstances applicable to the customer relationships for that acquisition. The disclosure of the range of lives in Note 2 is intended to reflect the entire range of assigned lives for customer relationships from all previous acquisitions. The disclosure of lives in Note 4 reflects the range of lives assigned to the customer relationships related to those specific acquisitions.
Revenue Recognition, page F-12
5.	We note the Company derives virtually all of its revenues from transaction-related services and that you provide various services to your customers. We also note that you may charge an implementation fee in conjunction with the related setup and connection with your network or other systems. Please clarify for us your accounting policy regarding whether you have a multiple-deliverables arrangement in which you would allocate the consideration among the separate units of accounting under the scope of FASB ASC 605-25-15. If so, please expand to revise your disclosures. If not, explain to us your reasons as to why not. Refer to FASB ASC 605-25-25-1 to 2.
Response to Question 5:
     The Company has multiple element arrangements in which it allocates the consideration among the separate units of accounting under the scope of FASB ASC 605-25-15. Such multiple element arrangements are generally limited to implementation fees and bundled services.
     Implementation fees, as disclosed in Note 2 to the consolidated financial statements, are billed to customers, as applicable, at the beginning of a contract. In most such cases, the implementation services provide no standalone value to the customer apart from the other services provided under the related contract and thus do not represent a separate unit of account. As a result, such implementation fees are deferred and recognized over the period of performance. Implementation fee revenue recognized during 2010 totaled less than 1% of total revenue. The Company believes that the inclusion of a discussion of implementation fees in its revenue recognition policy implies that such fees are material. As a result, in response to the Staff’s comment, and recognizing that such fees are clearly immaterial, the Company will remove the sentence in its revenue recognition policy related to implementation fees in future filings.
     Bundled services generally involve sales of multiple services to a single customer. In most all such cases, the varying services represents separate units of account as such services are also sold independently and they generally involve no rights of return. However, because the nature of such separate units of account requires revenue to be recognized over an identical period (i.e. monthly) for each element, the Company has concluded that its general disclosure of revenue recognition is reasonable.
6.	We note your disclosures on pages 7 through 9 and also within management’s discussion and analysis that you may also offer products to customers in addition to services. Please explain to us and revise your disclosures to more clearly describe the nature of the products you offer, and the amount of revenues for all periods presented. If you do not offer products to customers, please consider revising your disclosures to clarify the references to products.

Andrew D. Mew
Securities and Exchange Commission
July 20, 2011

Response to Question 6:
     The Company generally delivers solutions to its customers through products that are utilized to enable the delivery of the Company’s services on a recurring basis. Other than in very limited circumstances, there are no tangible products or software sold directly to customers. Rather, the Company utilizes technology solutions to provide services to its customers that it refers to as “products”. The Company will clarify its disclosures in this regard in future filings, as appropriate.
Net Income Per Share of Class A Common Stock, page F-13
7.	We note your disclosure that “[u]nvested units of EBS Master are reflected in the numerator of the consolidated diluted earnings per share calculation based upon the Company’s proportionate interest in EBS Master as determined by a separate EBS Master diluted net income per share calculation”. Please explain to us in further detail the exact meaning of your statement and clarify your disclosure.
Response to Question 7:
     Certain members of senior management hold unvested units in EBS Master LLC, a majority owned subsidiary of the Company). Once vested, these unvested units, together with corresponding shares of the Company’s Class B common stock, become exchangeable for a corresponding number of shares of the Company’s Class A common stock. Thus, these unvested units are potentially dilutive to both the subsidiary and the Company.
     The Company notes that FASB ASC 260-10-55-20 provides the following related to equity issued by a subsidiary:
“The effect on consolidated EPS of options, warrants, and convertible securities issued by a subsidiary depends on whether the securities issued by the subsidiary enable their holders to obtain common stock of the subsidiary or common stock of the parent entity. The following general guidelines shall be used for computing consolidated diluted EPS by entities with subsidiaries that have issued common stock or potential common shares to parties other than the parent entity
a.	Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s EPS data. Those per-share earnings of the subsidiary shall then be included in the consolidated EPS computations based on the consolidated group’s holding of the subsidiary’s securities. Example 7 (see paragraph 260-10-55-64) illustrates that provision.
b.	Securities of a subsidiary that are convertible into its parent entity’s common stock shall be considered among the potential common shares of the parent entity for the purpose of computing consolidated diluted EPS. Likewise, a subsidiary’s options or warrants to purchase common stock of the parent entity shall be considered among the potential common shares of the parent entity in computing consolidated diluted EPS. Example 7 (see paragraph 260-10-55-64) illustrates that provision.”

Andrew D. Mew
Securities and Exchange Commission
July 20, 2011

     In the Company’s case, because the unvested units of EBS Master LLC provide the holder with the right to receive either subsidiary units or the Company’s Class A common stock, each of the above paragraphs of FASB ASC 260-10-55-20 is applicable.
     The application of paragraph 20b would require the dilutive impact to be determined by the treasury stock method at the Company level. However, because the unvested units are part of the legal capital of a majority-owned subsidiary, a literal application of 20b would have the consequence of ignoring the effect of the noncontrolling interest on income available to common stockholders.
     The Company asserts that, in the absence of authoritative guidance to the contrary, the application of the method specified by paragraph 20a (as illustrated in FASB ASC 260-10-55-64) provides a more meaningful result that is consistent with the objectives of FASB ASC 260. Under this guidance, the treasury stock method is applied to the unvested units of EBS Master LLC at the subsidiary level to determine a diluted net income per share at the subsidiary level. The numerator of the Company is adjusted for the Company’s proportionate interest in the earnings per share of the subsidiary.
     Because the unvested EBS Master LLC units held by senior management were exchangeable for only 619,307 equivalent shares of Class A common stock at December 31, 2010, even if paragraph 20b had been applied instead of paragraph 20a, there would have been no impact to the Company’s reported net income per share amounts at December 31, 2010.
     With regard to the disclosure itself, since the language in the disclosure is consistent with the method required in FASB ASC 260-10-55-20a, the Company believes the existing disclosure is appropriate and reasonable.
Note 20. Net Income Per Share, page F-38
8.	We note that shares of Class B common stock do not have any economic rights unless they are exchanged for shares of Class A common stock. Please explain to us why you did not include in your calculation of diluted net income per share the impact of exchanging Class B common stock for Class A common stock for fiscal years 2010 and 2009 using the if converted method. Please revise your calculation and presentation of earning per share (EPS) to reflect the shares of Class B common stock for all periods presented, or provide us further support for your position of not including them in your diluted EPS calculations for all periods presented. Refer to FASB ASC 260-10-45-59A through 260-10-45-60B.
Response to Question 8:
     Each of the shares of Class B common stock (which have no economic rights) corresponds to a unit of EBS Master LLC, a majority-owned subsidiary of the Company. The Company has excluded the impact of exchanging the Class B common stock for Class A common stock as, once the income of the noncontrolling interest is added back to the numerator, the effect on earnings per share would be anti-dilutive. Accordingly, the Company believes that the existing presentation is appropriate.

Andrew D. Mew
Securities and Exchange Commission
July 20, 2011

Conclusion
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact the undersigned at (615) 932-3399 or our General Counsel, Gregory T. Stevens, at (615) 932-3240. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Bob A. Newport
Bob A. Newport
Chief Financial Officer

cc:	Gregory T. Stevens, General Counsel